Reaching Patients Through Immunology Innovation 3 Q 2 0 2 5 F I N A N C I A L R E S U L T S C A L L O C T O B E R 3 0 , 2 0 2 5 1

Forward Looking Statements This presentation has been prepared by argenx se (“argenx” or the “company”) for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all- inclusive or to contain all of the information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the company’s own internal estimates and research. While argenx believes these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of argenx’s internal estimates or research, and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research. Certain statements contained in this presentation, other than present and historical facts and conditions independently verifiable at the date hereof, may constitute forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “advance,” “commit,” “continue,” “deliver,” “drive,” “expand,” “fuel,” “grow,” maximize,” “potential,” and “reach,” and include, among other things, statements argenx makes regarding its 2025 Strategic Priorities to reach more patients with VYVGART with its PFS launch, fuel pipeline growth with 10 Phase 3s and 10 Phase 2s, and expand next wave of innovation, with 4 new molecules in Phase 1; its ongoing commitment to innovation in rare neuromuscular disease with its positive seronegative gMG data; its advancement of a late-stage pipeline with transformative potential, including Efgartigimod in 15+ indications and 5 ongoing registrational studies, Empasiprubart in 4+ indications and 2 ongoing registrational studies, and ARGX-119 in 3+ indications and 1 registrational study to start; its five registrational readouts in 2026; its goal of driving long-term sustainable growth through continuous innovation and investing in its future, including scaling U.S. manufacturing to support future VYVGART and pipeline growth, with 4 new targets in Phase 1 by year end and 20 active IIP programs; its goal of delivering scale with an innovative and disciplined approach; its commitment to delivering transformative impact for patients; its goal of maximizing the VYVGART opportunity and globally expanding with commercial growth drivers including pre-filled syringe, CIDP, gMG, and ITP; and its goal of growing VYVGART leadership in MG, including its path to 60K addressable patients, with its seronegative sBLA submission planned by end of 2025 and pre-filled syringe launched in all major markets. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the results of argenx's clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements in products and product candidates; the acceptance of argenx's products and product candidates by patients as safe, effective and cost-effective; the impact of governmental laws and regulations on our business, including tariffs, export controls, sanctions and other regulations on its business; its reliance of third-party suppliers, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (the “SEC”) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this presentation, including any forward-looking statements, except as may be required by law. This presentation contains trademarks, trade names and service marks of other companies, which are the property of their respective owners. 2

Fuel pipeline growth 2025 Strategic Priorities PFS Launch Expand next wave of innovation 4 New Molecules in Phase 1 3 Reach more patients with VYVGART 10 Phase 3s 10 Phase 2s 3

Ongoing Commitment to Innovation in Rare Neuromuscular Disease Positive Seronegative gMG Data Study met primary endpoint (p-value=0.0068) No new safety concerns identified First global Phase 3 to show clinical benefit across all snMG Subtypes Robust Evidence Generation Sustained MSE Significant steroid reduction at 6 months, sustained through 18 months ADHERE+: Sustained Functional Improvement HEOR: Severity of patient symptoms and long-diagnostic journey Expansion into IIM with efgartigimod and MMN with empasiprubart gM G C ID P Pi pe lin e

Advancing a Late-Stage Pipeline with Transformative Potential Efgartigimod Empasiprubart ARGX-119 indications Potent C2 sweeping antibody MuSK agonist antibody First and only Fc Fragment Ongoing registrational studies Ongoing registrational studies indications indications Registrational study to start 5

Five Registrational Readouts in 2026 Primary Endpoint: MGII PRO ocular score Primary Endpoint: Grip strength Primary Endpoint: Proptosis responders Primary Endpoint: Mean Total Improvement Score (TIS) Primary Endpoint: Cumulative disease control Ocular MG MMN TED ITPIMM Opportunity to Address Significant Unmet Need 6

Driving Long-Term Sustainable Growth through Innovation Continuous Innovation Scaling U.S. Manufacturing to support future VYVGART and pipeline growth 20 Active IIP Programs Investing in Our Future Collaborators 4 New Molecules in Phase 1 by year end 7

8 *Net sales growth % excludes the impact of fx. Product Net Sales for Q3 of $1.13 billion Q1’24 Q2’24 Q3’24 Q4’24 Q1’25 Q2’25 Q3’25 398 478 573 737 790 949 1,127 China RoW Japan USA 2 14 11 12 20 12 9 31 37 45 48 57 83 94 18 20 24 27 32 52 60 347 407 492 649 681 802 964 $’m Q3 2025: growth of 19% vs Q2 2025 *All growth is operational and excludes the impact of FX (in millions of $) Q3 2025 Q2 2025 Growth QoQ % Growth * US 964 802 162 20% Japan 60 52 8 19% RoW 94 83 12 10% China supply 9 12 (3) (28%) Total 1,127 949 178 19% Total excluding China 1,118 937 182 19% (in millions of $) Q3 2025 Q3 2024 Growth Growth % * US 964 492 471 96% Japan 60 24 36 148% RoW 94 46 49 107% China supply 9 11 (2) (17%) Total 1,127 573 554 96% Q3 2025: growth of 96% vs Q3 2024Product Net Sales by Quarter 19%

Q3 2025 Financial Summary Delivering Scale with an Innovative and Disciplined Approach (in million of $) 2025 2024 2025 2024 Product net sales 1,127 573 2,866 1,449 Other operating income 24 16 60 42 Total operating income 1,151 589 2,926 1,491 Cost of sales (109) (59) (301) (155) Research and development expenses (356) (236) (992) (686) Selling, general and administrative expenses (336) (278) (937) (769) Loss from investment in a joint venture (4) (2) (9) (5) Total operating expenses (805) (575) (2,240) (1,616) Operating profit/(loss) 346 14 686 (125) Financial income 43 41 118 118 Financial expense (1) (1) (3) (2) Exchange (losses)/gains (2) 34 74 7 Profit/(Loss) for the period before taxes 386 88 875 (1) Income tax (expense)/benefit (42) 3 (116) 60 Profit for the period 344 91 759 59 Comparative figures have been presented to be consistent with the one adopted in the current period with respect to the combination of collaboration revenue and other operating income. Three months ended Nine months ended September 30 September 30 9

Delivering Transformative Impact for Patients Amanda, Patient 10

First-time VYVGART prescribers since PFS launch 3Q growth across all indications, all regions 97% Maximizing the VYVGART Opportunity 11 Geography Pr es en ta tio n C O M M E R C I A L G R O W T H D R I V E R S YoY revenue growth 260

Growing VYVGART Leadership in MG U.S. Addressable MG Patients Total Addressable Market in 2030 Addressable Market at Launch 17K +11K +7K +25K 60K Seronegative Ocular Growth in Biologics Share of Market Path to 60K Addressable Patients 12Source: argenx market research Seronegative sBLA Submission Planned by end of 2025 Pre-Filled Syringe Launched In all major markets 2025 Progress

Delivering Impact for CIDP Patients I missed the simple activities… walking my children to the school bus… VYVGART Hytrulo is not just a medicine, it’s freedom. I’m planning a 10-day cruise, and I do not need to worry about being home for an injection – Sasha, CIDP Patient 13

Innovation has no meaning unless it provides real benefit to patients 14

Alternative Performance Measures Statement In this document, argenx's financial results are provided in accordance with IFRS® Accounting Standards (IFRS) and using a non-IFRS financial measure, cash, cash equivalents and current financial assets. This value should not be viewed as a substitute for the company’s IFRS financial information and is provided as a complement to financial information provided in accordance with IFRS and should be read in conjunction with the most directly comparable IFRS financial information as set out below. Management believes this non-IFRS financial measure is useful for securities analysts, investors and other interested parties to gain a more complete understanding of the company's available financial liquidities given that the company’s current financial assets are held in term accounts with an initial maturity of more than three months but less than twelve that may be used to meet its financial obligations. Such non- IFRS financial information, as calculated herein, may not be comparable to similarly named measures used by other companies and should not be considered comparable to IFRS financial measures. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, an analysis of the company's financial results as reported under IFRS. A reconciliation of the IFRS financial information to non-IFRS financial information is included below: Cash, cash equivalents and current financial assets totaled $4.3 billion as of September 30, 2025, compared to $3.4 billion as of December 31, 2024. The balance as of the period ended September 30, 2025 consisted of $2.6 billion in cash and cash equivalents and $1.7 billion in current financial assets and the balance as of the period ended December 31, 2024 consisted of $1.5 billion in cash and cash equivalents and $1.9 billion in current financial assets. 15